

Mail Stop 3561   August 25, 2015

Mr. Aristides J. Pittas
Chief Executive Officer
Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

      Re: Euroseas Ltd.
            Amendment No. 1 to Registration Statement on Form F-1
            Filed August 12, 2015
            File No. 333-205468

Dear Mr. Pittas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2015 letter.

General

1. We note your response to our prior comment. Please disclose the number of rights to be offered, the number of rights to be issued for each common share, the number of common shares to be issued assuming full exercise of the subscription rights, the percentage of shares of common stock owned by Friends Investment Company Inc. after giving effect to the offering, the percentage by which ownership of outstanding common stock would be reduced on page 24, and any other information that may not be omitted pursuant to Rule 430A of the Securities Act, in your next amendment. Refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations. You state in your response that you have included the principal amount of securities being offered. Please note that the principal amount of securities offered (i.e. volume information) refers to the number of securities offered, which you have not disclosed. In addition please use the

volume information as well as an estimated subscription price to provide all information in the capitalization and dilution sections.

2. Please refer to the disclosure under the heading "Subscription Price" on page 56. If you have a more specific method by which you will determine the subscription price please disclose such method or formula in that section and on the prospectus cover page. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Lawrence Rutkowski, Esq.